

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2023

Mitchell Steiner, M.D.
Chairman, President and Chief Executive Officer
Veru Inc.
2916 N. Miami Avenue
Suite 1000
Miami, Florida 33127

> **Re: Veru Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2023**
> **File No. 333-270606**

Dear Mitchell Steiner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed March 16, 2023

Risk Factors, page 3

1. We note the disclosure in your Form 10-Q for the quarter ended December 31, 2022, which is incorporated by reference into this registration statement, that you "experienced a decrease compared to the prior year period of 99% in FC2 net revenues in the U.S. prescription channel," which was "primarily due to lower volume from telemedicine customers as a result of business challenges they have been experiencing." We also note the risk factor on page 4 of the Form S-3 stating that your net revenues from sales of FC2 may not return to past levels and that you are working to restore ordering and utilization patterns in future periods.

We reference a press release from the California Attorney General dated February 7, 2023, that announced a $15 million settlement against The Pill Club which involves, among other things, allegations of unlawful billing of California's Medicaid program for large quantities of FC2. To the extent that this matter and resulting settlement agreement is related to your decrease in revenues, please revise your disclosure to discuss, noting the amount of U.S. prescription channel revenue from sales of FC2 that involved The Pill Club. Otherwise, revise your disclosure to discuss the "business challenges" experienced in more detail.

<u>Incorporation by Reference, page 33</u>

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended September 30, 2022, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you filed on January 27, 2023. Please revise to specifically incorporate by reference this proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ben Lombard, Esq.